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                                   Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15-d-16 of
                       The Securities Exchange Act of 1934


For December 20, 2001


                               DRAXIS HEALTH INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                          6870 GOREWAY DRIVE, 2ND FLOOR
                          MISSISSAUGA, ONTARIO L4V 1P1
                                     CANADA
                         (ADDRESS OF PRINCIPAL OFFICES)

            Registrant files annual reports under cover of Form 20-F

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        DRAXIS HEALTH INC.


                                        By:  /S/ DOUGLAS M. PARKER
                                             --------------------------
                                             General Counsel &
                                             Secretary

Dated:    DECEMBER 20, 2001

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                                [DRAXIS LOGO]

For Immediate Release
DECEMBER 20, 2001

             DRAXIS AND PFIZER AMEND LICENSING TERMS FOR ANIPRYL(R)

         DRAXIS RECEIVES US$3 MILLION AND RIGHTS OUTSIDE U.S. AND CANADA

     MISSISSAUGA, ONTARIO, DECEMBER 20, 2001 - DRAXIS Health Inc. (TSE: DAX;
NASDAQ: DRAX) and Pfizer Inc. (NYSE: PFE) have agreed to amend the terms of their licensing and related agreements regarding ANIPRYL(R), a veterinary prescription pharmaceutical product developed by DRAXIS and licensed to Pfizer in 1997.

     Under the amendments, DRAXIS has received a US$3 million payment, Pfizer will continue to market and sell ANIPRYL(R) in the United States and Canada and DRAXIS will continue to receive royalties on those sales. The rights to ANIPRYL(R) for all other jurisdictions will revert to DRAXIS. The amendments also address royalty provisions and joint product development as well as the manufacturing and supply arrangement.

     Pfizer will make no additional payments to DRAXIS related to either minimum royalty provisions or milestones. DRAXIS and Pfizer have also agreed to conduct no further collaborative research on new indications or formulations of ANIPRYL(R).

     In December 1997, DRAXIS entered into a worldwide comprehensive alliance with Pfizer with respect to ANIPRYL(R). Under the original terms of the alliance, DRAXIS licensed to Pfizer the right to market, sell and distribute ANIPRYL(R) globally, in return for milestones, royalty payments, a supply agreement and a research and development collaboration.

     DRAXIS intends to seek ANIPRYL(R) marketing partnerships for countries outside North America. In addition to the U.S. and Canada, ANIPRYL(R) is approved in Australia, New Zealand and Brazil for the treatment of canine Cognitive Dysfunction Syndrome and canine Cushing's disease. It has also been submitted for approval in the United Kingdom under the decentralized European registration procedure.

About DRAXIS Health Inc.

     DRAXIS Health Inc. is a diversified specialty pharmaceutical company with operations in three niche markets: radiopharmaceuticals (DRAXIMAGE Inc.), contract pharmaceutical manufacturing (DRAXIS Pharma Inc.) and pharmaceutical sales and marketing (DRAXIS Pharmaceutica).

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EXCEPT FOR HISTORICAL INFORMATION, THIS NEWS RELEASE CONTAINS CERTAIN
FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS MADE. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, CHANGING MARKET CONDITIONS, CLINICAL TRIAL RESULTS, THE ESTABLISHMENT OF NEW CORPORATE ALLIANCES, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, THE TIMELY DEVELOPMENT, REGULATORY APPROVAL AND MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS, AND OTHER RISKS DETAILED FROM TIME-TO-TIME IN THE COMPANY'S FILINGS WITH THE US SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES AUTHORITIES.

FOR FURTHER INFORMATION PLEASE CONTACT:

FOR CANADA:                             FOR UNITED STATES:
Jerry Ormiston                          Gino De Jesus / Dian Griesel, Ph.D.
DRAXIS Health Inc.                      The Investor Relations Group
Phone: 877-441-1984                     Phone: 212-825-3210
Fax:   905-677-5494                     Fax:   212-825-3229